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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of December 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated December 4, 2000 re RADVision Introduces viaIP Multi-Service Platform to the Asian-Pacific Market at Telecom Asia 2000 in Hong Kong.

2.   RADVision  Ltd.  Press  Release  dated  December  4,  2000  re  VCON  Among
     RADVision's   Beta   Customers   for   All-in-One,    Chassis-Based   viaIP
     Multi-Service Platform.

                                                                          ITEM 1

For Immediate Release


Contact:
                                                             Jody Burfening
 Karen Gurwitz                 David Seligman                Sanjay Hurry
 Dir. Corp. Communications     CFO                           Investor Relations
 RADVision, Inc.               RADVision, Ltd.               LHA
 Tel: 201.529.4300, x305       Tel: +972.3.645.5446          Tel: 212.838.3777
 kgurwitz@radvision.com        Seligman@tlv.radvision.com    jbs@lhai.com
 www.radvision.com             www.radvision.com             www.lhai.com


            RADVision Introduces viaIP Multi-Service Platform to the
             Asian-Pacific Market at Telecom Asia 2000 in Hong Kong

  CHASSIS-BASED VIAIP PRODUCT FAMILY PROVIDES ALL-IN-ONE SOLUTION FOR DEPLOYING
               IP-CENTRIC VOICE, VIDEO, AND CONFERENCING SERVICES

Hong-Kong, December 4, 2000 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced the introduction of its chassis-based viaIP multi-service platform to the Asian-Pacific market. The viaIP platform is being showcased at Telecom Asia 2000 in Hong Kong, a leading telecom conference targeting service providers, next generation telcos, and large enterprises from December 4-9. RADVision's viaIP all-in-one solution integrates multimedia gateways, multipoint conferencing, data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective, Voice and Video over IP (V2oIPTM) solution provides the scalability and proven interoperability needed for deploying IP-centric voice, video, and data services on large-scale IP communication networks.

Visitors to RADVision's booth #3317, are invited to participate in the interactive "Video Bar", a seated area where visitors can enjoy a refreshment and interact using video communication endpoints provided by leading video equipment manufacturers: Polycom and VCON. Four Polycom ViewStations and four VCON ViGO stations will be managed by the viaIP to demonstrate interactive multipoint conferencing and data collaboration capabilities.

"The Asian-Pacific market is experiencing a significant growth in large-scale video and voice over IP networks, especially in countries such as China, Taiwan, and Korea," said Dan Hochberg, Manager of RADVision Hong Kong, a RADVision subsidiary established earlier this year to provide sales and marketing support for the growing needs of the expanding Asian market. "RADVision's viaIP sets a whole new price/performance standard for high-capacity, IP-centric multipoint/gateway platforms. It supports the greatest number of concurrent users, conferences, and participants, and is simply the most cost-effective, flexible, user-friendly solution available today."

RADVision is presently introducing the viaIP at major events and road shows around the world. Following its initial US introduction at ISPCON and the Asian-Pacific showcase at Telecom Asia, RADVision will present the viaIP platform throughout Europe, January 15-18, 2001, at its European Road Show in London, Paris, and Munich. To register, or for further information, please visit our website at www.radvision.com.



                                     more...

About the viaIP-400

Scheduled to begin shipping in Q1/2001, the viaIP-400 is the first version of the viaIP platform to be introduced. It is a 4-slot Compact PCI(R) (cPCI) chassis that supports hot-swappable, mix-and-match functionality. This highly configurable and scaleable design supports MCU cards for multipoint V2oIP conferencing functionality for 30, 60, and 100 conferencing ports per card and high performance Windows NT(TM) application server cards for running Data Collaboration Server (DCS) and Enhanced Communication Server (ECS) applications. DCS provides T.120 data sharing capabilities. ECS provides advanced gatekeeper functionality for managing H.323 network resources, implementing policies, and call control for real-time voice and video traffic. Multimedia Gateway cards with two PRI interfaces per card for translation between H.320 and H.323 will be introduced Q2/2001.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release

Contact:
                                                             Jody Burfening
 Karen Gurwitz                David Seligman                 Sanjay Hurry
 Dir. Corp. Communications    CFO                            Investor Relations
 RADVision, Inc.              RADVision, Ltd.                LHA
 Tel: 201.529.4300, x305      Tel: +972.3.645.5446           Tel: 212.838.3777
 kgurwitz@radvision.com       Seligman@tlv.radvision.com     jbs@lhai.com
 www.radvision.com            www.radvision.com              www.lhai.com

       VCON Among RADVision's Beta Customers for All-in-One, Chassis-Based
                     viaIP Multi-Service Platform

  VCON AND RADVISION TO SHOWCASE PRODUCT INTEROPERABILITY AT TELECOM ASIA 2000
                      IN HONG KONG FROM DECEMBER 4TH TO 9TH

Mahwah, NJ, December 4, 2000 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communications over IP, today announced that VCON, the leader in comprehensive networked video over IP solutions, is among RADVision's beta customers for the newly announced CompactPCI, chassis-based viaIP multi-service platform. VCON is expanding its portfolio of comprehensive solutions for real-time voice and video communications over IP-based networks, by offering RADVision's viaIP platform. RADVision's viaIP, designed for large-scale IP communications networks, complements RADVision's Voice and Video over IP (V2oIP) OnLAN product family, which offers a cost-effective, real-time IP communications solution for enterprises and small networks. RADVision and VCON will team up at Telecom Asia 2000 in Hong Kong, to showcase VCON's ViGO and RADVision's viaIP in a range of conferencing scenarios. The demonstrations will take place in RADVision's booth #3317.

Designed for next generation communications networks, RADVision's new viaIP integrates multimedia gateway, multipoint conferencing (MCU), data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective, V2oIP solution provides the scalability and proven interoperability needed for deploying IP-centric voice, video and data networks, addressing the IP communication requirements of service providers and large-scale enterprise and government networks.

"VCON and RADVision have a long history of cooperation. We already see vast opportunities for integrating the viaIP and are speeding up beta testing in order to approve the new equipment and release it to our channel partners, " said Mr. Bob Romano, President of VCON Inc.

"RADVision's viaIP sets a whole new price/performance standard for high-capacity, IP-centric multipoint/gateway platforms. It supports the greatest number of concurrent users, conferences, and participants, and is simply the most cost-effective, flexible, user-friendly solution available today," said Gene Wolf, President of RADVision Inc. "We are pleased to provide VCON with another component to complete its offering of a comprehensive video-communications solution."

"As the leading vendor for video over true IP networks, we believe that RADVision's technology and solutions are a perfect fit with our market-leading strategy. RADVision has already proven, on many occasions, its ability to exceed customers' expectations, in terms of price, ease-of-use, and functionality," stated Haggai Carmon, Vice President of Marketing for VCON.

                                     more...

About VCON

VCON is a developer and manufacturer of a comprehensive range of networked Video over IP solutions. VCON's state-of-the-art, award-winning products are uniquely able to provide customers with a high quality of service (QoS) over enterprise IP networks. The company also offers complete meeting solutions for desktop, compact and group conferencing over ISDN, ATM, Satellite, xDSL and other carriers. The company markets its products and services through a network of reseller partners, OEMs, and value-added resellers worldwide. With headquarters in Israel, VCON holds subsidiaries in the US (in Austin, Chicago, New York, San Jose, and Washington, DC), Germany, Spain, France, Japan and the United Kingdom and has sales offices in China. VCON (Sicovam No. 022021) is publicly traded on Le Nouveau Marche. For additional information, visit VCON's website at www.vcon.com.


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: December 7, 2000